                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July, 2003

                     CHINA SOUTHERN AIRLINES COMPANY LIMITED
                 (Translation of registrant's name into English)

                          Baiyun International Airport
                      Guangzhou, People's Republic of China
                    (Address of principal executive offices)


            (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

              Form 20-F.    X                Form 40-F.
                        ----------                      ----------

            (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                  Yes .                 No.    X
                       -----------         -----------

            (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

         China Southern Airlines Company Limited (the "Company") on July 4, 2003 published in two local newspapers in Hong Kong an announcement in Chinese and English regarding the resumption of trading in the Company's shares and the A shares issue in the Hong Kong Stock Exchange on July 4, 2003. A copy of the English announcement is included in this Form 6-K of the Company.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

             (COMPANY LOGO) CHINA SOUTHERN AIRLINES COMPANY LIMITED
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The Board note recent articles in the press concerning a potential offering of A Shares by the Company. The Board wishes to clarify that the Company is still in the process of applying for approvals from the governmental authorities in the PRC for the A Share Issue. If the Company receives the necessary approvals from the governmental authorities for the A Share Issue, a further announcement will be made pursuant to paragraph 2 of the Listing Agreement.

At the request of the Company, the trading of shares in the Company was suspended as of 9:30 a.m. on 2 July 2003. The Board has applied to the Stock Exchange for the resumption of trading in the Company's shares with effect from 9:30 a.m. on July 4, 2003.

Shareholders and potential investors should note that the A Share Issue may or may not proceed; accordingly, shareholders and potential investors should exercise caution in dealing in the Company's shares.

The board of directors (the "Board") of China Southern Airlines Company Limited (the "Company") has noticed certain recent articles ("Articles") in the press concerning a potential offering of A Shares ("A Share Issue") by the Company, which include, among other things, speculation on the total amount to be raised, the offer price and the timing for the A Share Issue.

Reference is made to the Company's previous announcements dated January 29, 2002, March 26, 2002, May 21, 2002, and May 13, 2003 regarding, among others, the A Share Issue and the shareholders' resolutions relating to the A Share Issue passed at the First Extraordinary General Meeting of the Company on March 26, 2002, at the Class Meeting for holders of domestic shares, Class Meeting for holders of H shares and the Second Extraordinary General Meeting of the Company on May 21, 2002, and at the annual general meeting of the Company on May 13, 2003. The Board would like to clarify that the Company is still in the process of applying for approvals from the governmental authorities in the PRC for the A Share Issue. As of the date of this announcement, the Company has not received the necessary approvals from the governmental authorities for the A Share Issue, nor is the Company in a position to meaningfully surmise when such approvals might be given. In addition, the total amount to be raised, the offer price and the timing for the A Share Issue have not been finalized. The Board is not aware of the source of information obtained by the relevant press which published the Articles, and is of the view that the information in the Articles is purely speculative in nature and should not be relied upon by its shareholders and the investing public.

If the Company receives the necessary approvals from the governmental authorities for the A Share Issue, a further announcement will be made pursuant to paragraph 2 of the Listing Agreement.

At the request of the Company, the trading of shares in the Company has been suspended as of 9:30 a.m. on 2 July 2003. The Board has applied to the Stock Exchange for the resumption of trading in the Company's shares with effect from 9:30 a.m. on July 4, 2003.

Shareholders and potential investors should note that the A Share Issue may or may not proceed; accordingly, shareholders and potential investors should exercise caution in dealing in the Company's shares.

By order of the Board
Su Liang
Company Secretary

Guangzhou, the People's Republic of China
July 3, 2003

                                   SIGNATURES


            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CHINA SOUTHERN AIRLINES COMPANY LIMITED



                                        By         /s/  Su Liang
                                        ----------------------------------------
                                        Name:  Su Liang
                                        Title: Company Secretary


Date: July 7, 2003